UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-00724

 Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates

(Exact name of registrant as specified in its charter)

200 Madison Avenue, New York, NY 10016

     (212) 381-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

    Interests in the Above Referenced Plan

(Title of each class of securities covered by this Form)

     None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

□

Rule 12g-4(a)(2)

□

Rule 12h-3(b)(1)(i)

□

Rule 12h-3(b)(1)(ii)

□

Rule 15d-6

☒

Approximate number of holders of record as of the certification or notice date:  None*

Pursuant to the requirements of the Securities Exchange Act of 1934 the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates, as successor to the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES

INVESTMENT PLAN FOR SALARIED ASSOCIATES

Date: March 31, 2009	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Administrative Committee

* Effective as of December 31, 2008, the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates (the “Plan”) was merged into the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates.  As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.